

April 5, 2021

Wei Sun
Chief Financial Officer
TD Holdings, Inc.
Room 104, No. 33 Section D, No. 6
Middle Xierqi Road,
Haidian District, Beijing, China 100085

> **Re: TD Holdings, Inc.**
> **Form 8-K**
> **Filed March 29, 2021**
> **File No. 001-36055**

Dear Mr. Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance